UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News Release

For immediate release

Creo Shareholders Should Focus on Fairvest Critique of Dissidents’ Proposed Governance

Vancouver, BC, CANADA (January 27, 2005) – Creo Inc. (TSX: CRE; NASDAQ: CREO) today recommended that shareholders should carefully consider the concerns expressed by Fairvest Securities Inc. in its January 25, 2005 report regarding corporate governance issues arising from the dissident shareholders’ plans for the company. However, Creo believes Fairvest, the Canadian arm of Institutional Shareholder Services, Inc., reached the wrong conclusion in its report regarding the election of directors at the company’s annual and special meeting of shareholders scheduled for February 10, 2005.

The company noted that Fairvest expressed concerns about the likely negative impact of the dissidents’ plan on Creo’s operational performance and corporate governance practices. However, its assessment completely fails to address the extraordinary risk posed by the inevitable disruption due to a hostile change of control. The negative impact on the company’s sales efforts, employee retention and customer relationships would have an immediate effect on profitability and revenue. This risk would exist even if the dissidents’ director nominees possessed the necessary relevant experience and expertise to manage a high-technology company like Creo. Their complete lack of such experience significantly elevates the magnitude of the threat.

Brian Piccioni, a technology analyst with BMO Nesbitt Burns in Toronto, raised the same issue in the January 25, 2005 issue of Business in Vancouver magazine, noting: “I challenge anybody to show me a technology company ... that has been turned around or has been run effectively where senior management has no direct knowledge or experience of technology.”*

Fairvest commented on a number of governance issues in its report. It noted:

•	The lack of relevant experience of the dissidents’ proposed nominees to the board.

•	The intention to name Robert Burton as both chair and chief executive officer, contrary to recommended best practices in corporate governance.

•	The small size of the proposed seven-person permanent board and its inclusion of at least three "close associates" of Mr. Burton. These directors, combined with Mr. Burton as chair, would constitute a majority of the board.

•	The lack of disclosure of compensation arrangements for Mr. Burton and the fact that, as Fairvest noted, he “has been highly compensated in prior positions…he will not come cheap.”*

*Permission to use quotations was neither sought nor obtained.

Fairvest acknowledges in its report the improved results being delivered by Creo’s existing “highly technically skilled and knowledgeable” management team. It also notes that the existing “Creo board and its key committees are independent. Chair and CEO roles are split. Directors and officers hold a significant equity position (10 percent of outstanding shares). Cash compensation is conservative and the Creo board and management are closely aligned with shareholders with respect to their financial well-being.”

Creo advises shareholders to consider the Fairvest report with regard to corporate governance matters, the area of Fairvest’s acknowledged expertise. However, for a more in-depth analysis of the business strategy being proposed by the dissident, shareholders are urged to carefully review the company’s December 28, 2004 proxy circular and its January 25, 2005 response letter to the dissident circular, as well as considering the views of independent analysts having greater experience in technology industries.

Creo shareholders are urged to sign, date and return the BLUE form of proxy today. Please discard any proxy materials you may have received from the dissident shareholders. Shareholders with questions or requiring assistance in voting their BLUE form of proxy can contact Georgeson Shareholder, the firm assisting Creo in the solicitation of proxies at +1-877-288-9604.

The complete Creo management proxy circular and other related materials, including statements from customers in support of the current management and board, can be accessed at www.creo.com/shareholdervalue. This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (2) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (3) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. The leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: January 27, 2005